Exhibit 12.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Computation of earnings:
Income (loss) before income taxes	$181,095	$130,284	$179,807	$(338,105)	$(190,523)	$(153,219)	$(317,003)
Add:
Fixed charges (as computed below)	520,687	465,259	620,871	600,295	551,288	458,477	454,731
Subtract:
Interest capitalized	(1,865)	(111)	(265)	—	—	—	(1,406)

	$699,917	$595,432	$800,413	$262,190	$360,765	$305,258	$136,322

Computation of fixed charges and combined fixed charges and preferred stock dividends and losses on purchases of preferred stock:
Interest expense	$353,701	$303,067	$404,968	$406,222	$386,447	$332,058	$329,610
Amortized premiums, discounts and capitalized interest expense related to indebtedness	75,525	77,332	102,883	84,047	59,435	22,056	20,649
Interest capitalized	1,865	111	265	0	0	0	1,406
Interest component of operating lease expense	89,596	84,749	112,755	110,026	105,406	104,363	103,066

Fixed charges	520,687	465,259	620,871	600,295	551,288	458,477	454,731
Dividends on preferred stock and losses on purchases of preferred stock	2,629	17,944	22,940	20,806	20,806	20,806	20,805

Combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	$523,316	$483,203	$643,811	$621,101	$572,094	$479,283	$475,536

Ratio of earnings to fixed charges	1.3	1.3	1.3	0	0	0	0

(Deficiency) excess of earnings to cover fixed charges	$179,230	$130,173	$179,542	$(338,105)	$(190,523)	$(153,219)	$(318,409)

Ratio of earnings to combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	1.3	1.2	1.2	0	0	0	0

(Deficiency) excess of earnings to cover combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	$176,601	$112,229	$156,602	$(358,911)	$(211,329)	$(174,025)	$(339,214)